IVY DISTRIBUTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

IVY DISTRIBUTORS, INC.

Notes to Financial Statements

December 31, 2020

(1) Summary of Significant Accounting Policies

(a) Organization

Ivy Distributors, Inc. (the Company, IDI, we, our, and us) is a wholly owned subsidiary of Ivy Investment Management Company (IICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. IDI is a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds, Ivy Variable Insurance Portfolios ("Ivy VIP"), and the InvestEd Portfolios, a 529 college savings plan ("InvestEd") (collectively, the Funds) allowing the Company the exclusive right to sell redeemable shares of the Funds on a continuous basis. The underwriting agreement for InvestEd became effective as of September 1, 2020. The Company does not engage in the retail offering of the Funds, but enters into selling agreements authorizing third parties to offer the Funds. In addition, the Company receives Rule 12b-1 service and distribution fees from the Funds for purposes of advertising and marketing the shares of such Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are substantially structured in ways to conform to industry standards.

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which results in an excess of underwriting and distribution costs over the associated revenue from such activities. The parent company has committed to provide support to the Company through December 31, 2021 and to continue to provide capital contributions in the future to maintain adequate capital.

On December 2, 2020, WDR announced a merger agreement with Macquarie Asset Management, the asset management division of Macquarie Group. Subject to the terms and conditions of the Agreement and Plan of Merger (the "Merger Agreement") by and among WDR, Macquarie Management Holdings, Inc. ("Macquarie"), Merry Merger Sub, Inc. ("Merger Sub") and (solely for limited purposes) Macquarie Financial Holdings Pty Ltd, Merger Sub will be merged with and into WDR (the "merger") with WDR surviving the merger as a wholly-owned subsidiary of Macquarie. Pursuant to the Merger Agreement, at the effective time of the merger, each share of WDR's Class A common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive $25.00 per share in cash, without interest and subject to any withholding of taxes required by applicable law and in accordance with the Merger Agreement. The proposed merger is expected to close by the end of April 2021, subject to regulatory approvals, WDR stockholder approval and other customary closing conditions.

During the year, we incurred merger-related costs of $7.6 million related to increased compensation from mark-to-market adjustments on outstanding restricted share units as a result of the increase in share price of WDR Class A common stock, retention award accruals, higher cash incentive payments, and project-related asset impairments all related to the proposed acquisition of WDR by Macquarie.

(b)   Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated. The Company has evaluated subsequent events through February 19, 2021, the date that these financial statements were issued and determined there are no other items to disclose.

(c)   Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, income taxes, valuation of assets, and contingencies. Actual results could differ from those estimates.

(d)   Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents.

(e)   Disclosures about Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

(f)   Investment Securities

Our investment securities are comprised of investments in sponsored funds and other debt securities. Sponsored funds, which include the Funds, are investments we have made to seed new share class offerings. Investments in sponsored funds are classified as equity securities measured at fair value through net income (when the Company owns less than 20% of the fund). Realized gains and losses on sponsored funds are computed using the average cost method. The investments in debt securities are investments made for general corporate investment purposes. Investments in debt securities are classified as trading and unrealized holding gains and losses are included in earnings.

(Continued)

(g)   ***Property and Equipment***

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset (or lease term, if shorter), generally 10 years for furniture and fixtures; two to 10 years for data processing equipment, computer software and other equipment; and up to 5 years for leasehold improvements, which is the lesser of the lease term or expected life.

(h)   ***Software Developed for Internal Use***

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with ASC 350, *"Intangibles – Goodwill and Other Topic."* Internal costs capitalized are included in property and equipment, net in the balance sheet, and were $263 thousand as of December 31, 2020. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally 5 years.

As of December 31, 2020, the Company had $2.1 million of capitalized implementation costs for hosting arrangements with $117 thousand of accumulated amortization in prepaid and other current assets on the balance sheet. Our hosting arrangements that are service contracts include internal and external costs related to various technology additions in support of our asset management business. Amortization costs are recorded on a straight-line basis over the term of the hosting arrangement agreement.

(i)   ***Deferred Sales Commissions***

We defer certain costs, principally sales commissions and related compensation, which are paid to broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. We recover deferred sales commissions and related compensation through Rule 12b-1 and other distribution fees, which are paid on the Class C shares of the Ivy Funds, along with contingent deferred sales charges ("CDSCs") paid by shareholders who redeem their shares prior to completion of the specified holding period (12 months for a Class C share). Should we lose our ability to recover deferred sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. We periodically review the recoverability of the deferred sales commission assets if events or changes in circumstances indicate that their carrying amount may not be recoverable and adjust them accordingly. Impairment adjustments are recognized in operating income as a component of amortization of deferred sales commissions.

(j)   ***Revenue Recognition***

The Company, as principal underwriter and national distributor of the Funds shares, purchases shares from the Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts

to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recorded upon satisfaction of performance obligations, which occurs on the trade date. When a client purchases Class A or Class E shares (front-end load), the client pays an initial sales charge of up to 3.50% of the amount invested. The sales charge for Class A or Class E shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. For client purchases of Class C shares (level load), we do not charge an initial sales charge.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net assets under management for Class B and C shares for expenses paid to broker/dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of the Funds' Class R shares, for which the maximum fee is 0.50% and for the Class I and N shares, which do not have a service fee charged. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net assets under management under a Rule 12b-1 distribution plan to broker/dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A, E, and Y shares may charge a maximum fee of 0.25% of the average daily net assets under management under a Rule 12b-1 service and distribution plan for expenses detailed previously.

Through a revenue sharing allocation plan with IICO, the Company received 21 basis points on average daily net assets under management. Effective January 1, 2020, the revenue sharing agreement was amended to include Funds sold through an affiliated company, Waddell & Reed, Inc.

(k)   Advertising and Promotion

The Company expenses all advertising and promotion costs as advertising or events take place. Advertising expense, which is recorded in marketing and advertising expense in the statement of operations, was $5.6 million for the year ended December 31, 2020. In addition, advertising and promotion costs eligible as 12b-1 expense was $187 thousand for the year ended December 31, 2020.

(l)   Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by ASC 740 *"Income Taxes."* Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized to reduce deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates that will be in effect when they are expected to be realized or settled. The effect on the measurement of deferred tax assets and liabilities of a change in income tax law is recognized in earnings in the period that includes the enactment date.

(2) New Accounting Guidance

New Accounting Guidance Adopted

On January 1, 2020, the Company adopted ASU 2016-13, *Measurement of Credit Losses on Financial Instruments.* The ASU changes the impairment model for most financial assets and requires the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities are required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The adoption of this ASU did not have an impact on our financial statements and related disclosures.

On January 1, 2020, the Company adopted ASU 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company adopted the provisions of this guidance using the prospective adoption approach, which does not require the restatement of prior years. The adoption of this ASU did not have a material impact on our operating loss or net loss as requirements under the standard are generally consistent with our current accounting for cloud computing arrangements, with the primary difference being the classification of certain information in our financial statements and related disclosures.

New Accounting Guidance Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which simplifies and improves the consistent application of the accounting for income taxes by removing certain exceptions to general principles and by clarifying and amending existing guidance. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company expects to adopt the provisions of this guidance on January 1, 2021. We have concluded that the adoption of this ASU will have an immaterial impact on our financial statements and related disclosures.

(Continued)

IVY DISTRIBUTORS, INC.

Notes to Financial Statements

December 31, 2020

(3) Revenue Recognition

Revenue recognized in the statement of operations is considered to be revenue from contracts with customers. The vast majority of revenue is determined based on average assets and is earned daily or monthly or is transactional and is earned on the trade date. As such, revenue from remaining performance obligations is not significant. The following table depicts the disaggregation of revenue by product for the year ended December 31, 2020:

Underwriting and Distribution Fees:	
Service and distribution fees	$ 110,461
Sales commissions	2,641
Other revenues	362
Total underwriting and distribution fees	113,464
Revenue sharing	135,009
Total revenues	$ 248,473

(4) Investment Securities

Investments at December 31, 2020 are as follows (in thousands):

	Fair value
Trading securities:	
Corporate bonds	$ 27,457
Sponsored funds	1,204
Commercial paper	1,984
Total investment securities	$ 30,645

Maturities of Fixed Income Securities

Corporate bonds and commercial paper accounted for as trading and held as of December 31, 2020 mature as follows:

	Fair value
Within one year	$ 6,553
After one year but within five years	22,888
	$ 29,441

(Continued)

For trading debt securities held as of December 31, 2020, the net unrealized gains recognized were $0.3 million. For equity securities held as of December 31, 2020, the net unrealized gains recognized were $88 thousand.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.

- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The carrying amounts of commercial paper are measured at amortized cost, which approximates fair value due to the short-time between purchase and expected maturity of the investments. Depending on the nature of the inputs, these investments are generally classified as Level 1 or 2 within the fair value hierarchy. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer.

The following table summarizes our investment securities as of December 31, 2020 that are recognized in our balance sheet using fair value measurements based on the differing levels of inputs.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Trading Securities:				
Commercial paper	—	1,984	—	1,984
Corporate bonds	—	27,457	—	27,457
Sponsored funds	1,204	—	—	1,204
Total	$ 1,204	29,441	—	30,645

(Continued)

(5) Property and Equipment

A summary of property and equipment at December 31, 2020 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	698	10 years
Equipment and computer software		5,609	2 – 10 years
Leasehold improvements		101	1 – 5 years
Property and equipment, at cost		6,408	
Accumulated depreciation		(4,785)	
Property and equipment, net	$	1,623	

Depreciation expense for the year ended December 31, 2020 was $2.9 million, including $1.9 million of intercompany payments related to affiliate's assets used in services performed for the Company.

(6) Income Taxes

The benefit for income taxes for the year ended December 31, 2020 consists of the following (in thousands):

Current:		
Federal	$	(2,019)
State		(464)
		(2,483)
Deferred taxes		(662)
Income tax benefit	$	(3,145)

The following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 21% (in thousands):

Expected federal income tax benefit	$	(2,826)
State income tax benefit, net of federal liability		(371)
Non deductible expenses		481
Valuation allowance on state net operating losses		(464)
Other		35
Income tax benefit	$	(3,145)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2020 are presented as follows (in thousands):

Deferred tax assets:		
State net operating loss carryforwards	$	2,999
Accrued expenses		1,873
Share based compensation		401
Other		18
Total gross deferred tax assets		5,291
Deferred tax liabilities:		
Property and equipment		(766)
Unrealized gains on investment securities		(131)
Other		(58)
Total gross deferred tax liabilities		(955)
Valuation allowance		(2,573)
Net deferred tax asset	$	1,763

As of December 31, 2020, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.0 million at December 31, 2020. The carryforwards, if not utilized, will expire between 2021 and 2040. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of these state net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $2.6 million has been established at December 31, 2020. During 2020, it was determined that some of these net operating loss carryforwards could be utilized in the Company's newly required combined state tax return filings and the valuation allowance was reduced accordingly, providing a benefit of $0.5 million on the statement of operations.

As disclosed in Note 1, the Company joins in filing certain consolidated federal and state income tax returns with its ultimate parent, WDR. The Company participates in an intercompany tax sharing arrangement, whereby WDR's consolidated federal and state income tax liabilities are allocated to each subsidiary based on the taxable income or loss generated by each subsidiary. WDR has unrecognized tax benefits that will be settled under the intercompany tax sharing arrangement if WDR experiences an unfavorable outcome due to a future event. As of December 31, 2020, the Company has included $0.1 million ($0.1 million net of federal benefit) in other noncurrent liabilities for the amount it would owe WDR based on settlement of WDR's unrecognized tax benefits under the intercompany tax sharing arrangement for consolidated state tax filings.

The Company's accounting policy with respect to interest and penalties related to income tax uncertainties is to classify these amounts as income taxes.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. The Company does not expect the resolution or settlement of any open audits, Federal or State, to materially impact its financial statements. The 2017-2020 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2016, and in certain states, income tax returns for 2016 are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(7) Pension Plan and Postretirement Benefits Other Than Pension

Benefits payable under our noncontributory retirement plan that covered substantially all employees (the "Pension Plan") were based on employees' years of service and compensation during the final 10 years of employment. The Compensation Committee of WDR's Board of Directors ("Compensation Committee") approved an amendment to freeze the Pension Plan effective September 30, 2017. After September 30, 2017, participants in the Pension Plan ceased accruing additional benefits for future service or compensation. Participants retained benefits accumulated as of September 30, 2017 in accordance with the terms of the Pension Plan. The Compensation Committee approved the termination of the Pension Plan, effective June 1, 2019. WDR is currently performing the administrative actions required to terminate the Pension Plan in a standard termination, as defined by the Pension Benefit Guaranty Corporation.

In connection with the termination of the Pension Plan, in July 2020, WDR contributed $3.7 million to the Pension Plan, of which $190 thousand was related to the Company. Payments were made in July 2020 from the Pension Plan to participants, beneficiaries and alternate payees that elected to receive a lump sum distribution and to the selected annuity provider that has assumed the liabilities of the Pension Plan. As part of the assumption of Pension Plan liabilities by the annuity provider, WDR removed the pension liability on its balance sheet and recorded a settlement loss in the amount of $1.3 million during 2020, of which $58 thousand was related to the Company. Other pension expenses allocated by WDR to the Company for the plan prior to the settlement for 2020 was $26 thousand.

(8) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2020 were $1.1 million.

For the 2020 plan year, the Company approved a discretionary nonelective contribution in an amount equal to 2% of each participant's eligible compensation. These contributions, which were expensed during 2020, totaled $0.4 million and will be funded and allocated to participant accounts during the first quarter of 2021.

(9) Uniform Net Capital Rule Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $16.8 million that was $14.8 million in excess of its required net capital of $2.0 million. The Company's ratio of aggregate indebtedness to net capital was 1.81 at December 31, 2020. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See Schedule 1 for additional information regarding net capital.

(10) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i) and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(11) Related Party Transactions

The current amount due to affiliates at December 31, 2020 represents amounts due for administrative and other services. The current amount due from affiliates at December 31, 2020 represents noninterest-bearing advances for current operating expenses and commissions due or payable from the sales of affiliates' products.

Through a revenue sharing allocation plan with affiliates, the Company received $135.0 million from affiliates based on average assets under management during 2020 for providing wholesale distribution services of Ivy Funds, Ivy VIP Funds, and InvestEd Funds. These services include sales, marketing, printed materials, and ongoing relationships and access to various wholesale distribution platforms on a daily basis. The Company also paid to Waddell & Reed, Inc., an affiliated broker-dealer, revenue sharing expense of $4.0 million from the gross sales of assets of the Funds and $43.5 million from average assets under management of the Funds. In addition, the Company incurs service related expenses from affiliates for accounting, legal, marketing, rent, and other expenses. During 2020, the Company incurred $30.4 million in expenses for services provided by affiliates, which is captured within its respective expense line item. These are based on cost to provide

services and do not necessarily represent the cost of these services had they been obtained from a third party. A breakout is below:

Service related expenses:		
Compensation and benefits	$	20,659
General and administrative		2,729
Technology		3,675
Occupancy		1,287
Marketing and advertising		6
Depreciation		1,898
Investment and other income		108
Total service related expenses	$	30,362

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy, Ivy VIP, and InvestEd Funds by the affiliates. Accordingly, during 2020, the Company recorded $53.4 million which is captured within Distribution expense. A portion of these charges were capitalized as deferred sales commissions (see Note 1 for further information).

The Company has agreements with the Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, for which distribution and service fees are collected from the Funds for distribution of mutual fund shares, for costs such as advertising and commissions paid to broker-dealers, and for providing ongoing services to shareholders of the Funds. During 2020, the Company received $110.5 million for services provided or related to the Funds, which is captured within underwriting and distribution fees.

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company. For the year ended December 31, 2020, the Company recorded share-based compensation expense totaling $2.3 million that is included in compensation and benefits in the statement of operations.

The parent company has committed to provide support to the Company through December 31, 2021 and to continue to provide capital contributions in the future to maintain adequate capital (see Note 1 for further information).

(12) Concentrations of Risk

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2020, four firms were responsible for approximately 53% of the Company's mutual fund sales.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents held. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.

(Continued)

Our investments in sponsored funds and other corporate investments expose us to market risk. The underlying holdings of our AUM are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

The market volatility that began in March 2020, as a result of the reaction to COVID-19 and its impact on the global economy, resulted in significant depreciation in the stock markets. In the second through fourth quarters of 2020, the markets rebounded, benefiting our AUM and the revenues that are based on these assets for these periods.

Some of our expenses, particularly certain distribution expenses, are directly correlated with revenue, and we saw increases in these expenses in line with the revenue increases during the second through fourth quarters of 2020. While the Company took several incremental actions to reduce controllable expenses, defined as Compensation and benefits, General and administrative, Technology, Occupancy and Marketing and advertising, throughout 2020, we took a long-term view and invested in the areas we thought would allow us to come out of the pandemic in a stronger position to drive growth.

We transitioned most of our workforce to a work from home environment early in March 2020. By late March, 98% of our employees were working remotely, with negligible downtime. The remote work environment has largely continued through the end of 2020 and into the new year. Our steady and proactive response has allowed our asset management business to maintain full continuity of service and the access that our clients need and expect. With a successful transition to a remote working environment, we plan to closely monitor developments and reintroduce employees to the workplace only when it is safe to do so. The transition of employees to a work from home environment did not result in any material incremental expenses during 2020.

(13) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company establishes reserves for litigation and similar matters when those matters present material loss contingencies that management determines to be both probable and reasonably estimable in accordance with ASC 450, *"Contingencies."* These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. The Company discloses the nature of the contingency when management believes it is reasonably possible the outcome may be significant to the Company's financial statements and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management's judgment is required

related to contingent liabilities because the outcomes are difficult to predict. As of December 31, 2020, there were no contingencies recorded on the balance sheet.

Litigation Relating to the Merger

Three complaints have been filed by purported stockholders of WDR challenging the merger. The first complaint, filed by Shiva Stein individually, in the United States District Court for the Southern District of New York, is captioned Shiva Stein v. Waddell & Reed Financial, Inc. et al., case number 1:21-cv-00668. The second complaint, filed in the United States District Court for the Eastern District of New York by Chris Burgess individually, is captioned Chris Burgess v. Waddell & Reed Financial, Inc. et al., case number 1:21-cv-00541. The third complaint, filed in the United States District Court for the District of Delaware by Marc Waterman individually, is captioned Marc Waterman v. Waddell & Reed Financial, Inc. et al., case number 1:21-cv-00140. The complaints generally allege, among other things, that WDR and the Board of Directors authorized the filing of a materially incomplete and misleading preliminary proxy statement with the SEC. Among other remedies, the complaints seek to enjoin the stockholder vote at WDR's special meeting to be held to approve the adoption of the Merger Agreement and related matters unless and until WDR discloses and disseminates the requested information to WDR's stockholders, as well as to award damages, costs and attorneys' fees. WDR believes that the complaints are without merit but is unable to predict the outcome of the ultimate resolution of the lawsuits, or the potential loss, if any, that may result. There can be no assurances that additional complaints or demands will not be filed or made with respect to the merger.

(Continued)